UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FORTUNE BRANDS, INC.
(Name of Issuer)
Common Stock, par value $3.125 per share
(Title of Class of Securities)
349631101
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:

Robert A. Profusek, Esq.
Peter E. Izanec, Esq.
Jones Day
222 East 41st Street,
New York, New York 10017
212-326-3939
August 8, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	349631101

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,818,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,818,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,818,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1 This calculation is based on 154,468,863 shares of Common Stock, par value $3.125 per share (“Common Stock”), of Fortune Brands, Inc. (the “Issuer”) outstanding as of July 31, 2011 as reported in its quarterly report on Form 10-Q for the quarter ended June 30, 2011 (the “6/30/11 10-Q”).

CUSIP No.	349631101

1	NAMES OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,818,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,818,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,818,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2 This calculation is based on 154,468,863 Common Stock outstanding as of July 31, 2011 as reported in the 6/30/11 10-Q.

CUSIP No.	349631101

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,432,640

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

9,432,640

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,432,640

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1% [3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3 This calculation is based on 154,468,863 Common Stock outstanding as of July 31, 2011 as reported in the 6/30/11 10-Q.

CUSIP No.	349631101

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,818,545

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,818,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,818,545

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5% [4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 This calculation is based on 154,468,863 Common Stock outstanding as of July 31, 2011 as reported in the 6/30/11 10-Q.

ITEM 1. SECURITY AND ISSUER
Item 1 of the Schedule 13D is hereby amended and restated as follows:
This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on October 8, 2010 (the “Original 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Management and Pershing Square GP , the “Reporting Persons”), relating to the Common Stock, par value $3.125 per share (the “Common Stock”), of Fortune Brands, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined herein shall have the meaning set forth in the Original 13D.
As of August 9, 2011, the Reporting Persons (defined below) beneficially owned an aggregate of 20,818,545 shares of Common Stock, representing approximately 13.5% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons also have additional economic exposure to approximately 2,109,127 notional shares of Common Stock under certain cash-settled total return swaps (“Swaps”), bringing their total aggregate economic exposure to 22,927,672 shares of Common Stock, representing approximately 14.8% of the outstanding shares of Common Stock of the Issuer.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is hereby amended and supplemented as follows:
Pershing Square advises the accounts of Pershing Square, L.P., a Delaware limited partnership (“PS”) and Pershing Square II, L.P., a Delaware limited partnership (“PS II”), Pershing Square International, Ltd., a Cayman Islands exempted company (“Pershing Square International”, together with PS, PS II, the “Pershing Square Funds”). With respect to transactions reflected on this Amendment No. 1, Pershing Square purchased for the accounts of the Pershing Square Funds an aggregate of 3,648,512 shares of the Common Stock for total consideration (including brokerage commissions) of $193,919,424. The source of funding for such transactions was derived from the respective capital of the Pershing Square Funds.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
The first sentence of Items 5(a) and (b) of the Original 13D is amended and restated as follows:
(a) , (b)
Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2011, there were 154,468,863 shares of the Common Stock outstanding as of July 31, 2011.

Based on the foregoing, the 20,818,545 shares of the Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 13.5% of the shares of the Common Stock issued and outstanding.
Item 5(c) of the Original 13D is amended and supplemented as follows:
(c)
Exhibit 99.1, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock that were effected in the past sixty days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.1 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
The Subject Shares are beneficially owned by the Reporting Persons. Furthermore, certain of the Reporting Persons entered into Swaps for the benefit of Pershing Square International on October 13, 2010 and November 10, 2010. Under the terms of the cash-settled total return swap (i) Pershing Square International will be obligated to pay to the counterparty any negative price performance of the 1,505,641 notional shares of Common Stock subject to the swap as of the expiration date of such swap, plus interest at the rates set forth in the applicable contract, and (ii) the counterparty will be obligated to pay to Pershing Square International any positive price performance of the 1,505,641 notional number of shares of Common Stock subject to the swap as of the expiration date of the swap. Any dividends received by the counterparty on such notional shares of Common Stock during the term of the swap will be paid to Pershing Square International. All balances will be cash settled at the expiration date of the swap. The Pershing Square Funds’ counterparty for the Swaps included entities related to UBS. The Swaps do not give any of the Pershing Square Funds or the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer.
Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in such contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.
The Pershing Square Funds may, from time to time, enter into and dispose of cash-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Trading data.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2011	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
	By:	PS Management GP, LLC,
its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit	Description

99.1	Trading data.